Schedule C to Alaska Agreement (Permitted Encumbrances)

"Permitted encumbrances" include any  grants of record by the State as to the property within the Claims or the Option Agreement claims; rights arising under R.S. 2477, water rights or matters relating thereto; any service installation or construction charges for sewer, water or electricity right of use, control or regulation by the United States of America in the exercise of powers over navigation; general taxes not now payable; matters relating to special assessments and special levies, if any, preceding the same becoming a lien; any conditions or limitations placed by the State on the location of mineral claims generally or in the location of the Claims or  the area covered by the Option Agreement; any encumbrances effectuated or allowed by Rimfire and not disclosed to any party hereto as to the claims covered by the Option Agreement,  any law, ordinance or governmental regulation (including but not limited to building and zoning laws, ordinances, or regulations) restricting, regulating, prohibiting or relating to (i) the occupancy, use or enjoyment of the land; (ii) the character, dimensions or location of any improvement now or hereafter erected on the land; (iii) environmental protection, or the effect of any violation of these laws, ordinances, or governmental regulation.